KPMG
757 Third Avenue
New York, NY 10017

Independent Accountants' Report

The Board of Directors North Fork Bank:

We have examined management's assertion about North Fork Bank's compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers as of and for the year ended December 31, 1998, included in the accompanying management assertion. Management is responsible for North Fork Bank's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Bank's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the North Fork Bank's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on North Fork Bank's compliance with the minimum servicing standards.

In our opinion, management's assertion that North Fork Bank complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1998 is fairly stated, in all material respects.

KPMG LLP

March 22, 1999